SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NPC 0106 POLICY ON TRANSACTIONS WITH RELATED PARTIES AND CONFLICTS OF INTEREST

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1. PURPOSE

To set guidelines to ensure that decisions made about related parties and situations of potential conflicts of interest take into account the interests of Companhia Paranaense de Energia - Copel (Holding Company), its wholly-owned subsidiaries (SIs), other subsidiaries, joint ventures (to the extent applicable), affiliates and other corporate interests, and those of its stakeholders.

For the purposes of this Policy, the companies listed above shall be referred to as “Copel”.

2. CONCEPTS

2.1 - RELATED PARTY

2.1.1 - INDIVIDUAL

Individuals and close members of their families are considered to be related parties of Copel if:

a)     they have full or partial control over Copel;

b)     they have significant influence over Copel; or

c)     they are members of the Key Management Personnel of Copel.

2.1.2 - LEGAL ENTITY

A legal entity that meets at least one of the following criteria is a related party:

a)   being a parent company or controlling shareholder, controlled company, affiliate, controlled jointly with the other legal entity involved;

b)  being either wholly controlled or under joint control by a person identified in sub-item 2.1.1;

c)   being under significant influence of a person identified in sub-item 2.1.1 or is managed by a member of the family of the person identified in sub-item 2.1.1;

d)  being a supplier of key personnel services for Copel's Management;

e)   having shared officers or managers appointed by the controlling shareholders if the latter represent a majority of voting capital in each company;

f)   having significant influence over Copel; or

g)  being a post-employment benefit plan whose beneficiaries are employees Copel or any of its abovementioned related parties.

2.2 – TRANSACTIONS WITH RELATED PARTIES

Technical Pronouncement CPC 05 (R1), issued by the Accounting Pronouncements Committee and approved by the Brazilian Securities Commission under CVM Resolution No. 560, of December 11, 2008, defines transactions with related parties as the “transfer of funds, services or liabilities between related parties, irrespective of whether a value is assigned to the transaction”.

2.3 – The following ARE NOT RELATED PARTIES in the context of this Policy or under CPC 05 (R1):

a)     two legal entities, for the sole reason that they have a manager or other member of Key Management Personnel in common, or because a member of the Key Management Personnel of one legal entity wields Significant Influence over the other legal entity;

b)     two entrepreneurs, for the sole reason that they share control over a joint venture;

c)     a customer, supplier, concessionaire or general agent and a legal entity which does a significant amount of business with them, simply because of the resulting economic dependence between the two;

d)     legal entities that provide financing;

e)     trade unions;

f)      legal entities that provide public services; and

g)    government departments or agencies and a legal entity which they do not control, fully or jointly, or over which they do not wield significant influence, simply because of the normal business relations between them (even if they can restrict the freedom of action of the legal entity or participate in its decision-making process).

Corporate Management Department - DGE

Office of Organizational Development and Processes - CDO

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2.4 – CLOSE FAMILY MEMBERS OF AN INDIVIDUAL

These are family members who can be expected to wield influence over, or be influenced by, the individual in business matters, and include:

a)     the individual’s parents, children and spouse or companion;

b)     the children of the individual’s spouse or companion; and

c)     dependents of the individual or the individual’s spouse or companion.

2.5 – KEY MANAGEMENT PERSONNEL

These are people with direct or indirect authority and responsibility for the planning, management and control of the activities of Copel, with decision-making powers, or powers to participate in decision making or to influence it.

2.6 - SIGNIFICANT INFLUENCE

This is the power to contribute to financial or operational decisions of a legal entity, but without controlling policy. Significant Influence can be obtained through a corporate interest, statutory provision or shareholders’ agreement.

2.7 - GOVERNMENT

Refers to government in its broadest sense, government agencies and similar organizations, whether municipal, state, federal, national or international.

2.8 – GOVERNMENT-RELATED ENTITY

An entity wholly or jointly controlled by government, or significantly under its influence.

2.9 - CONFLICT OF INTEREST

A situation arising when an individual involved in a decision-making process, and having the power to influence the final result, is not impartial in respect of the matter under discussion, and may be motivated by private interests or interests other than those of Copel, or even if coinciding with these interests, may derive some personal benefit, or a benefit for family members, third parties or entities in which the individual is involved, to the extent that this may affect the capacity for impartial judgment.

3. GUIDELINES

3.1 – Transactions with related parties must always be in the company’s best interests, totally impartial and absolutely transparent.

3.2 – Ensure that in transactions with related parties the essence of the relationship be borne in mind, as well as its legal form.

3.3 – The principles of the Code of Conduct shall govern all transactions with related parties..

3.4 – Ensure that details of procedures involving transactions with related parties can be tracked and that the information necessary for audit purposes is available.

3.5 – The Board of Directors is responsible for monitoring transactions with related parties, ensuring that they are in line with market parameters (competitiveness, compliance, transparency, equity and commutativity) and that they avoid potential conflicts of interest.

3.6 – Officers and Board Members must have access to all the provisions of this Policy when they take office, and training on its application must be given.

3.7 – Ensure that all decisions which may involve a conflict of interest, or confer a benefit on any individual manager, board member or employee, their family members or entities or persons related to them, are absolutely equitable and respect the interests of the Company.

4. PRACTICES

4.1 – Information to be provided to external stakeholders on transactions with related parties, as required by law and regulations.

4.2 – The Board of Directors is to be responsible for:

Corporate Management Department - DGE

Office of Organizational Development and Processes - CDO

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a)     approving and monitoring transactions with related parties, ensuring that they are in line with market parameters (competitiveness, compliance, transparency, equity and commutativity) and that they avoid potential conflicts of interest;

b)    approving revisions of this Policy at least once a year, and ensuring that it is made known to shareholders, managers and the market in general.

4.3 – If a conflict of interest or private interests are identified in any transaction with a related party, the person involved must report it immediately. If the person involved does not report it, any other person at the meeting who has knowledge of the fact must do so.

4.4 – When a conflict of interest or personal interest is identified, the person involved must abstain from the discussions and resolutions on the matter, unless the other board members decide that they should take some part in the discussion so as to provide more information on the transaction and the parties involved. In this case, the person involved may not be present for the final part of the discussion and may not take part in the vote on the matter.

4.5 – The report on the conflict of interest and subsequent abstention must be recorded in minutes.

4.6 – In the exercise of its responsibilities on transactions with related parties, the Board of Directors shall have the support of the Audit Committee, which shall be responsible for:

a)     prior analysis, by its independent members, of any transaction or set of transactions with related parties, when the amount involved is R$50 million or more, and such transactions must be submitted to the Board of Directors for approval;

b)     assessing and monitoring the propriety of transactions with related parties authorized by the Board of Directors or the Executive Committee, the corresponding internal controls, the quality of the accounting process and the accounting practices selected, and the preparation of the financial statements and other information disclosed to third parties; and it must issue a half-yearly report on all transactions with related parties, whether or not recurrent, and submit it to the Board of Directors; and

c)     supervising the procedures described in section 4.7, “b” and “c”, by analyzing quarterly reports to be submitted by the Executive Committee.

4.7 – Approval of transactions or sets of transactions with related parties is subject to the following authorization limits:

a)     transactions for amounts of R$50 million or more must be approved by the Board of Directors, excluding any members with potentially conflicting interests, subject to section 4.6 “a” of this Policy;

b)    transactions for amounts of R$10 million or more, but less than R$50 million, must be approved by the Executive Committee, excluding any members with potentially conflicting interests; and

c)     transactions for amounts of less than R$10 million must be approved by the Executive Committee, which may delegate its authority to the Officer in whose area of responsibility the transaction falls, in accordance with the Company’s manual of authorization limits, but without relinquishing its duty of supervision.

4.8 – Transactions with related parties must be disclosed as provided for in Article 247 of Federal Law No. 6.404/76, and in Resolution No. 642/2010 and Instruction No. 480/2009 of the Brazilian Securities Commission (CVM), as follows:

a)   within seven business days of the approval of the transaction or set of related transactions, when:

•         the amount is more than R$50 million; or

•         the management of Copel so decides, in view of:

                                I.    the characteristics of the transaction;

                               II.    the nature of the relationship between the related party and Copel;

                              III.    the nature and extent of the interest of the related party in the transaction;

b)  in the notes to the accounting statements and in the Reference Form, clearly and accurately, with sufficient detail to identify the related party and any inherent essential or non-commutative conditions, in compliance with the applicable accounting principles.

4.9 – In the case of transactions with related parties involving agents of the electricity sector, the provisions of ANEEL Normative Resolution No. 699/2016 must be observed, especially the requirements for prior and subsequent approval.

Corporate Management Department - DGE

Office of Organizational Development and Processes - CDO

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4.10 – An up-to-date record must be kept of the identity of related parties.

4.11 – Key management personnel must issue a declaration once a year, or upon taking office or being appointed, with details of their potential conflicts of interest with Copel.

4.12 – Violations of the terms of this Policy shall be examined by the Board of Directors, which shall take the appropriate measures.

4.13 – Upon taking office, managers must sign a document (Exhibit I) confirming that they have received and read a copy of this Policy, and that they undertake to comply with it.

4.14 – The provisions of this Policy must be put into effect within 60 days of its approval by the Board of Directors.

5. RELATED LEGISLATION AND REGULATIONS

a)   Federal Law 6404/76 - Brazilian Corporation Law;

b)  Federal Law 8666/93 - Bidding law;

c)   State Law 15.608/2007 - Law on Tenders;

d)  Federal Law 12846/2013 - Anti-Corruption Law;

e)   Federal Decree 8420 of March 18, 2015 (regulates Anti-Corruption Law);

f)   Federal Law 13303/2016 - State-Owned Companies Responsibility Law;

g)  CVM Resolution 642 of October 7, 2010;

h)   CVM Instruction 552 of October 9, 2014;

i)    CVM Instruction 480 of December 7, 2009;

j)    Aneel Normative Resolution 699 of January 26, 2016;

k)   Aneel Normative Resolution 605 of March 11, 2014;

l)    BM&FBOVESPA program "HIGHLIGHTS IN STATE-OWNED COMPANIES’ GOVERNANCE";

m) Technical Pronouncement CPC 05 (R1) issued by the Accounting Pronouncements Committee (CPC);

n)   Code of Best Practices for Corporate Governance of the Brazilian Corporate Governance Institute (IBGC);

o)  Copel's Code of Conduct;

p)  NPC 0105 Investor Relations Policy.

This is an update of NPC 0106 of December 23, 2016, and replaces any other normative instruments related to the matter.

This Policy was approved at the 164th Ordinary Meeting of the Board of Directors (CAD) held on March 22, 2017.

LUIZ FERNANDO LEONE VIANNA

Diretor Presidente

These regulations take effect on the date of publication.

Corporate Management Department - DGE

Office of Organizational Development and Processes - CDO

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EXHIBIT I

NPC 0106 POLICY ON TRANSACTIONS WITH RELATED PARTIES AND CONFLICTS OF INTEREST

STATEMENT OF ACCEPTANCE

I, [name and details], [function or position], declare that I am aware of the terms and conditions of NPC 0106 Policy on Transactions with Related Parties and Conflicts of Interest of Companhia Paranaense de Energia - Copel, approved by its Board of Directors.

I hereby confirm my acceptance of the Policy and I undertake to disseminate its purpose and comply with all its guidelines and practices.

I also undertake to inform the Company whenever I or a Related Party of mine, including a close member of my family, executes a transaction with Companhia Paranaense de Energia - Copel (Holding Company), its wholly-owned subsidiaries (SIs), other subsidiaries, joint ventures (to the extent applicable), affiliates or other corporate interests, or with its stakeholders.

Curitiba, ____/____/_____.

___________________________

[name]

Corporate Management Department - DGE

Office of Organizational Development and Processes - CDO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 6, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.